UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On February 24, 2022, the Company’s Board approved a proposal to effect a share consolidation of the Company’s authorized shares including issued and unissued common shares (the “Share Consolidation”) at the ratio of one-for-ten.

Reason for the Share Consolidation

The Share Consolidation was effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price (which the Company was previously advised it was in non-compliance with).

Effects of the Share Consolidation

Effective Date; Symbol; CUSIP Number. The Share Consolidation will become effective on February 28, 2022 and will be reflected with NASDAQ Capital Market and in the marketplace at the open of business on February 28, 2022 (the “Effective Date”), whereupon the common shares begin trading on a split-adjusted basis. In connection with the Share Consolidation, the Company’s common shares continue to trade on NASDAQ Capital Market under the symbol “TANH” but trade under a new CUSIP Number, G8675X123.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s common shares held by each shareholder will be converted automatically into the number of whole common shares equal to (i) the number of issued and outstanding common shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) ten(10).

No fractional common shares will be issued to any shareholders in connection with the Share Consolidation.

The Company may purchase, redeem or otherwise acquire at market value any fractional shares without the consent of the relevant shareholder(s) and shall pay the repurchase price no later than 30 days after the effective date of the repurchase.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Share Consolidation to each requesting shareholder.

VStock Transfer, LLC

18 Lafayette Place
Woodmere, New York 11598

Tel: (212) 828-8436

Fax: (646) 536-3179

Please contact VStock Transfer, LLC for further information, related costs and procedures before sending any certificates.

Authorized Shares. At the time the Share Consolidation is effective, our authorized common shares will be consolidated at the ratio of one-for-ten; all 600,000,000 authorized shares of a single class each with a par value of US$0.001, including all issued shares and unissued shares will be consolidated into 60,000,000 shares each with a par value of US$0.01.

Capitalization. As of February 25, 2022 (immediately prior to the Effective Date), there were 63,994,606 common shares outstanding. As a result of the Share Consolidation, there are approximately 6,399,460 common shares outstanding (subject to redemptions of fractional shares).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 25, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: February 25, 2022	By:	/s/ Wangfeng Yan
		Name:	Wangfeng Yan
		Title:	Chief Executive Officer